Hypo Real Estate

HOLDING

RECEIVED
2004 AUG 30 A 8:2?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04036546

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Stefan Wittermann
Telephone +49/89/20 30 07-782
Fax +49/89/20 30 07-772
E-mail Stefan.Wittermann
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 25 August 2004

SUPPL

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Stefan Wittermann   Dagmar Roed

PROCESSED
AUG 30 2004
THOMSON
FINANCIAL

Enclosures

(1) 25 August 2004 Disclosure pursuant to § 25 (1) and (2) of the German Securities Act ("WpHG") of Egerton Capital Limited Partnership's notification about falling short of the 5% threshold and of the same notifications by Egerton Capital Limited, Mr John C. Armitage and Mr William G. Bollinger

Comment:
Hypo Real Estate Holding AG points out that the enclosed four notifications refer to the identical share in voting rights.

dlw 8/30

Egerton Capital Limited Partnership
2 George Yard
Lombard Street
London EC3V 9DH
Telephone: 020-7410-9090 Facsimile: 020-7410-9091

An die
Hypo Real Estate Holding AG
Unsöldstrasse 2
80538 München

Mitteilung nach §§ 21, 22 Absatz 1, Satz 1, Nummer 6 WpHG

Notification according to secs. 21, 22 paragraph 1, sentence 1, number 6 German Securities Trading Act ("WpHG")

Sehr geehrte Damen und Herren,

hiermit teilen wir,

Dear Sir or Madam,

We herewith inform you that we,

Egerton Capital Limited Partnership
2 George Yard
Lombard Street
London EC3V 9DH
United Kingdom

mit, dass wir am 11. August 2004 die Schwelle von 5% der Stimmrechte an der

have as of 11 August 2004 decreased our share of voting rights in

Hypo Real Estate Holding AG
Unsöldstrasse 2
80538 München

unterschritten haben. Uns stehen nunmehr 4,97% der Stimmrechte zu. Diese sind uns gemäß § 22 Absatz 1, Satz 1, Nummer 6 WpHG zuzurechnen.

below the threshold of 5%. Henceforth, our share of voting rights amounts to 4.97%. These are to be ascribed to us pursuant to sec. 22 paragraph 1, sentence 1, number 6 WpHG.

Diese Meldung erfolgt gemäß §§ 21, 22 Absatz 1, Satz 1, Nummer 6 WpHG.

This notification is made in pursuance to secs. 21, 22 paragraph 1, sentence 1, number 6 WpHG.

Eine entprechende Mitteilung wird an die Bundesanstalt für Finanzdienstleistungsaufsicht geschickt.

The same dislosure will be made to the Federal Financial Supervisory Authority.

Kind regards,

....

John C. Armitage

17 August 2004

Egerton Capital Limited
2 George Yard
Lombard Street
London EC3V 9DH
Telephone: 020-7410-9090 Facsimile: 020-7410-9091

An die
Hypo Real Estate Holding AG
Unsöldstrasse 2
80538 München

Mitteilung nach §§ 21, 22 Absatz 1, Satz 1, Nummer 6 WpHG

Notification according to secs. 21, 22 paragraph 1, sentence 1, number 6 German Securities Trading Act ("WpHG")

Sehr geehrte Damen und Herren,

Dear Sir or Madam,

hiermit teilen wir, die

We herewith inform you that we,

Egerton Capital Limited
2 George Yard
Lombard Street
London EC3V 9DH
United Kingdom

- General Partner -

der/of

Egerton Capital Limited Partnership
2 George Yard
Lombard Street
London EC3V 9DH
United Kingdom

mit, dass wir am 11. August 2004 die Schwelle von 5% der Stimmrechte an der

have as of 11 August 2004 decreased our share of voting rights in

Hypo Real Estate Holding AG
Unsöldstrasse 2
80538 München

unterschritten haben. Uns stehen nunmehr 4,97% der Stimmrechte zu. Diese sind uns gemäß § 22 Absatz 1,

below the threshold of 5%. Henceforth, our share of voting rights amounts to 4.97%. These are to be ascribed to us pursuant to sec. 22 paragraph 1, sentence

Satz 1, Nummer 6 WpHG zuzurechnen.

Diese Meldung erfolgt gemäß §§ 21, 22 Absatz 1, Satz 1, Nummer 6 WpHG.

Eine entprechende Mitteilung wird an die Bundesanstalt für Finanzdienstleistungsaufsicht geschickt.

1, number 6 WpHG.

This notification is made in pursuance to secs. 21, 22 paragraph 1, sentence 1, number 6 WpHG.

The same dislosure will be made to the Federal Financial Supervisory Authority.

Kind regards,

....

John C. Armitage

17 August 2004

Rule 12g3-2(b) File No.
82-34748

An die
Hypo Real Estate Holding AG
Unsöldstrasse 2
80538 München

Mitteilung nach §§ 21, 22 Absatz 1, Satz 1, Nummer 6 WpHG

Notification according to secs. 21, 22 paragraph 1, sentence 1, number 6 German Securities Trading Act ("WpHG")

Sehr geehrte Damen und Herren,

Dear Sir or Madam,

hiermit teile ich,

We herewith inform you that I,

John C. Armitage

5 Swan Walk

London SW3 4JJ

United Kingdom

mit, dass ich am 11. August 2004 die Schwelle von 5% der Stimmrechte an der

have as of 11 August 2004 decreased my share of voting rights in

Hypo Real Estate Holding AG
Unsöldstrasse 2
80538 München

unterschritten habe. Mir stehen nunmehr 4,97% der Stimmrechte zu. Diese sind mir gemäß § 22 Absatz 1, Satz 1, Nummer 6 und § 22 Absatz 1, Satz 2 WpHG zuzurechnen.

below the threshold of 5%. Henceforth, my share of voting rights amounts to 4.97%. These are to be ascribed to me pursuant to sec. 22 paragraph 1, sentence 1, number 6 and sec. 22 paragraph 1, sentence 2 WpHG.

Eine entprechende Mitteilung wird an die Bundesanstalt für Finanzdienstleistungsaufsicht geschickt.

The same disclosure will be made to the Federal Financial Supervisory Authority.

Kind regards,

....

John C. Armitage

17 August 2004

FMD/SS001256/IMK/JVK(D007066)

GD:B894D_2(1)

An die
Hypo Real Estate Holding AG
Unsöldstrasse 2
80538 München

Mitteilung nach §§ 21, 22 Absatz 1, Satz 1, Nummer 6 WpHG

Notification according to secs. 21, 22 paragraph 1, sentence 1, number 6 German Securities Trading Act ("WpHG")

Sehr geehrte Damen und Herren,

Dear Sir or Madam,

hiermit teile ich,

We herewith inform you that I,

William G. Bollinger

20 Egerton Terrace

London SW3 2BT

United Kingdom

mit, dass ich am 11. August 2004 die Schwelle von 5% der Stimmrechte an der

have as of 11 August 2004 decreased my share of voting rights in

Hypo Real Estate Holding AG
Unsöldstrasse 2
80538 München

unterschritten habe. Mir stehen nunmehr 4,97% der Stimmrechte zu. Diese sind mir gemäß § 22 Absatz 1, Satz 1, Nummer 6 und § 22 Absatz 1, Satz 2 WpHG zuzurechnen.

below the threshold of 5%. Henceforth, my share of voting rights amounts to 4.97%. These are to be ascribed to me pursuant to sec. 22 paragraph 1, sentence 1, number 6 and sec. 22 paragraph 1, sentence 2 WpHG.

Eine entprechende Mitteilung wird an die Bundesanstalt für Finanzdienstleistungsaufsicht geschickt.

The same disclosure will be made to the Federal Financial Supervisory Authority.

Kind regards,

Pauline J. Casimir-Mrowczynska

p.p. William G. Bollinger

17 August 2004